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                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
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                           SCHEDULE 14D-9
                         (Amendment No. 29)

                SOLICITATION/RECOMMENDATION STATEMENT

                    Pursuant to Section 14(d)(4)
               of the Securities Exchange Act of 1934
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                           ITT CORPORATION

                      (Name of Subject Company)
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                           ITT CORPORATION

                (Name of Person(s) Filing Statement)
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                     Common Stock, no par value
     (including the associated Series A Participating Cumulative
                  Preferred Stock Purchase Rights)
                   (Title of Class of Securities)

                             450912 10 0
                (CUSIP Number of Class of Securities)




                        RICHARD S. WARD, Esq.
                      Executive Vice President,
               General Counsel and Corporate Secretary
                           ITT Corporation
                     1330 Avenue of the Americas
                       New York, NY 10019-5490
                           (212) 258-1000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                           With a copy to:

                       PHILIP A. GELSTON, Esq.
                       Cravath, Swaine & Moore
                           Worldwide Plaza
                          825 Eighth Avenue
                       New York, NY 10019-7475
                           (212) 474-1000


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                            INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 3. Identity and Background.

          The response to Item 3 is hereby amended by adding the following after the final paragraph of Item 3(b):

          In view of the need to minimize employee distraction and to retain employee loyalty and dedication to the Company and to assure their attention to the Company's performance pending resolution of the Hilton Tender Offer, on August 14, 1997, the Compensation and Personnel Committee of the Board of Directors of the Company, after consultation with its independent compensation consultant, Towers Perrin, unanimously voted, with the unanimous concurrence of the entire Board (with management members of the Board abstaining), to provide or modify existing severance arrangements for certain officers and employees in the event of a change in control as follows: (1) the amendment of the ITT Excess Pension Plans to permit lump-sum distributions to participants whose employment is terminated within two years of a change in control of the Company; (2) the amendment of the ITT Corporation Salaried Retirement Plan and the ITT Excess Pension Plans to provide enhanced retirement benefits (which are equivalent to the enhanced benefits provided to employees whose employment recently was severed) in the event of a change in control of the Company to certain active employees, including certain executive officers of the Company; (3) the modification of each of ITT's Senior Executive Severance Pay Plan (the "SPP"), the nine individual employment agreements (the "Individual Agreements") entered into as of February 11, 1997, and the Employment and Consulting Agreement (the "Araskog


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Agreement") with the Company's Chairman and Chief Executive, Rand V.
Araskog, entered into as of December 19, 1995, to provide that the excise tax gross-up payment contained in such arrangements be applicable in all events following a change in control of the Company that would give rise to such excise taxes; and (4) to fund existing obligations of the Company under the ITT Corporation Salaried Retirement Plan, the ITT Excess Pension Plans, the ITT Corporation Excess Savings Plan, the ITT Corporation Deferred Compensation Plan, the Company's Executive Death Benefit Program (which ceased to be offered in 1985 and covers nine executives, including four current executive officers, Juan C. Cappello, Ralph
W. Pausig, Daniel P. Weadock and Richard S. Ward) and under a split dollar insurance arrangement with Mr. Araskog. The Company has a severance plan for salaried employees who are not covered by the SPP or by the Individual Agreements and has established other arrangements to protect (including vesting and/or funding) or enhance certain benefit arrangements for such employees in the event of a change in control of the Company. Copies of the SPP, the form of the Individual Agreements and the Araskog Agreement are filed as Exhibits 86, 87 and 88 hereto, respectively, and are incorporated herein by reference.



Item 4. The Solicitation or Recommendation.

          The response to Item 4 is hereby amended by adding the following:

          (a) Recommendation of the Board of Directors.

          At a meeting held on August 14, 1997, the Board of Directors of the Company reassessed the Hilton Transaction in light of developments since July 15, including the Comprehensive Plan, and unanimously reaffirmed its conclusion that the Hilton Transaction, including the Hilton Tender Offer, is inadequate and not in the best interests of the Company. Accordingly, the Board continues to unanimously recommend that the stockholders of the Company reject the Hilton Transaction and not tender their Shares pursuant to the Hilton Tender Offer or take any other action to facilitate the Hilton Tender Offer.

          The Board's determination was based on the Board's review and consideration of the interests of the Company's stockholders and all other factors permitted by applicable law, including the interests of the Company's employees, suppliers, creditors and customers; the economy of Nevada



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and the nation; the interests of the communities in which the
Company operates and of society; and the long and short- term interests of the Company and its stockholders, including the possibility that these interests may be best served by the continued independence of the Company. The Board also reaffirmed its determination that, in light of the prospects of each of the Company's businesses, the attractiveness of the Distributions and the other elements of the Comprehensive Plan and other factors described below, the Company's and its stockholders' interests would be best served if the Company (and particularly the core business of the Company) were to remain independent and pursue the Comprehensive Plan.

          (b) Reasons for Recommendation. In reaffirming its recommendation that stockholders of the Company should reject the Hilton Transaction, the Board considered a number of factors, including, without limitation, the following:

          (i) the Board's belief, based on the factors further described in this amendment and factors previously disclosed, that the Hilton Transaction, including the Hilton Tender Offer, does not reflect the inherent value of the Company;

          (ii) a presentation by Goldman, Sachs & Co. ("Goldman Sachs") and Lazard Freres & Co. LLC ("Lazard Freres"), financial advisors to the Company, concerning the Company, Hilton and the financial aspects of the Hilton Transaction, and the opinions of Goldman Sachs and Lazard Freres to the effect that, as of August 14, 1997, the consideration to be received by stockholders of the Company pursuant to the Hilton Transaction, including the Hilton Tender Offer, is inadequate; such opinions were expressed after review of many of the factors referred to herein and various financial criteria used in assessing an offer, and were based on various assumptions and subject to various limitations, which were reviewed for the Board as part of the presentation of Goldman Sachs and Lazard Freres;

          (iii) the Board's continued belief that, in light of the prospects of each of the Company's businesses, pursuit of the Comprehensive Plan and the successful implementation by the three companies of their long-term strategic plans will produce greater value for the stockholders of the Company and greater benefits for the Company's



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     employees, creditors, customers, and the economies and
     communities in which the Company operates than the Hilton Transaction, including the Hilton Tender Offer; in that regard, the Board noted that the $70 per Share offered by the Company in the Equity Tender Offer and offered by Hilton in the Hilton Tender Offer are not comparable as the Equity Tender Offer does not involve a change in control of the Company; and

          (iv) the remaining factors discussed in Amendment No. 20 to the Schedule 14D-9, which the Board believes, after review of the recently announced modifications to the Hilton
     Transaction, continue to support the Board's recommendation.

          A copy of a press release announcing the Board's determination is filed as Exhibit 89 hereto and is incorporated herein by reference.


Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibits:

86.       ITT Corporation Senior Executive Severance Pay Plan.

87.       Form of Individual Employment Agreement.

88. Second Amendment to Employment and Consulting Agreement dated as of December 19, 1995 between ITT Destinations,
          Inc. and Rand V. Araskog.

89.       Text of Press Release issued by the Company dated August
          14, 1997.





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                              SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    ITT CORPORATION



                                    By   /s/ RICHARD S. WARD
                                         -------------------
                                       Name: Richard S. Ward
                                       Title: Executive Vice President,
                                              General Counsel and
                                              Corporate Secretary


Dated as of August 15, 1997



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                            EXHIBIT INDEX

Exhibit                       Description                          Page No.

(86)      ITT Corporation Senior Executive Severance Pay Plan....

(87)      Form of Individual Employment Agreement................

(88)      Second Amendment to Employment and Consulting Agreement
          dated as of December 19, 1995 between ITT Destinations,
          Inc. and Rand V. Araskog...............................

(89)      Text of Press Release issued by the Company dated
          August 14, 1997........................................